                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                EKCO GROUP, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    282636109
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                 March 22, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

--------------------------                             -------------------------
CUSIP No. 282636109                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Tweedy, Browne Company L.P. ("TBC")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                00

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  TBC has sole voting power with respect
                       to 1,086,120 shares held in certain TBC accounts (as
  NUMBER OF            hereinafter defined).  Additionally, certain of the
                       general partners of TBC may be deemed to have sole power
   SHARES              to vote certain shares as more fully set forth herein.
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       0 shares, except that certain of the general partners of
  REPORTING            TBC may be deemed to have sole power to dispose of
                       certain shares as more fully set forth herein.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH               1,225,535 shares held in accounts of TBC (as hereinafter
                       defined).

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,225,535 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.66%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                BD, IA & PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 282636109                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TBK Partners, L.P. ("TBK")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                WC and BK

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  26,000 shares, execpt that the general
                       partners in TBK, solely by reason of their positions as
  NUMBER OF            such, may be deemed to have shared power to vote these
                       shares.
   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER
                       26,000 shares, except that the general partners,
  REPORTING            solely by reason of their positions as such, may be
                       deemed to have shared power to vote these shares.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                26,000 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.14%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No. 282636109                                    Page       of       Pages
          ----------------                                  -----    -----
--------------------------                             -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanderbilt Partners, L.P. ("Vanderbilt")

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) /   /
                                                                      (b) / X /


--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                WC and BK

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION

                Delaware

--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER  30,900 shares, execpt that the general
                       partners in Vanderbilt, solely by reason of their
  NUMBER OF            positions as such, may be deemed to have shared power
                       to vote these shares.
   SHARES
                ----------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER

  OWNED BY             0 shares
                ----------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER  30,900 shares, except that the
                       general partners in Vanderbilt, solely by reason of
  REPORTING            their positions as such, may be deemed to have shared
                       power to vote these shares.
   PERSON       ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
    WITH
                       0 shares

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                30,900 shares

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /   /


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.17%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

                PN

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         The persons filing this Amendment No. 1 are (I) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on
Schedule 13D filed by TBC, TBK and Vanderbilt dated March 4, 1996 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         This Amendment No. 1 relates to the Common Stock, $0.01 par value (the "Common Stock"), of Ekco Group, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 98 Spit Brook Road, Nashua, New Hampshire 03062.

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 1,225,535 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $7,402,713.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 26,000 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $157,233.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 30,900 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $187,701.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 1,225,535 shares of Common Stock, which constitutes approximately 6.66% of the 18,413,864 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 26,000 shares of Common Stock, which constitutes approximately 0.14% of the 18,413,864 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 30,900 shares of Common Stock, which constitutes approximately 0.17% of the 18,413,864 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,282,435 shares, which constitutes approximately 6.96% of the 18,413,864 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 1,282,435 shares, which constitutes approximately 6.96% of the 18,413,864 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 26,000 shares of Common Stock which constitutes approximately

0.14% of the 18,413,864 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,225,535 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,086,120 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 1,086,120 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, TBC and Vanderbilt have purchased and sold shares of Common Stock in open market transactions as follows:

                               NO OF SHARES                PRICE
TBC ACCOUNTS                   PURCHASED                   PER SHARE

03/07/96                       89,900                      $6
03/12/96                       16,100                      $5 3/4
03/20/96                       39,200                      $5 3/4
03/21/96                       27,800                      $5 7/8
03/22/96                       19,100                      $5 7/8

VANDERBILT:

03/07/96                       3,000                       $6


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) Not applicable.



                                    SIGNATURE


         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 (which includes the Exhibit annexed hereto) is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY L.P.



                                           By
                                              --------------------------
                                              Christopher H. Browne
                                              General Partner



                                           TBK PARTNERS, L.P.



                                           By
                                              --------------------------
                                              Christopher H. Browne
                                              General Partner



                                           VANDERBILT PARTNERS, L.P.



                                           By
                                              --------------------------
                                              Christopher H. Browne
                                              General Partner




Dated: March 27, 1996